

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Stuart Noyes
Chief Executive Officer
Summer Infant, Inc.
1275 Park East Drive
Woonsocket, Rhode Island 02895

>   **Re: Summer Infant, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 8, 2022**
>   **File No. 001-33346**

Dear Mr. Noyes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Elizabeth Fraser